Exhibit 99.1

SYSTEMS XCELLENCE TO HOST CONFERENCE CALL TO DISCUSS
2006 THIRD QUARTER RESULTS

- Results to be released Thursday, November 2, 2006 at 7:00am EST -

Lombard, Illinois - October 12, 2006, Systems Xcellence Inc., (NASDAQ:SXCI, TSX:SXC) announces that it will hold a conference call to discuss its 2006 third quarter financial results. Mr. Gordon Glenn, Chief Executive Officer will host the call.

DATE:	Thursday, November 2, 2006

TIME:	8:30 am, Eastern Standard Time

DIAL IN NUMBER:	416-644-3425 or 1-800-814-4857

TAPED REPLAY:	416-640-1917 or 1-877-289-8525 Available until November 9, 2006

REFERENCE NUMBER:	21206350

WEBCAST:
A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience. The webcast will be archived for 360 days.

Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast.

About Systems Xcellence

Systems Xcellence (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com